Exhibit 17.01

August 20, 2015

Standard Metals Processing, Inc.

611 Walnut Street

Gadsden, AL 35901

To the Board of Directors of Standard Metals Processing, Inc.,

Please accept my resignation from the position of Chief Executive Officer of Standard Metals Processing, Inc. effective today, Thursday, August 20, 2015.

My decision is based on personal reasons and not due to any disagreement with management regarding the Company’s operations, policies or practices, or any other matter.

Sincerely,

/s/ Sharon L. Ullman

Sharon L. Ullman